Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company:

GenOn Energy, Inc.

Commission File No. 001-16455

NEWS RELEASE

Planned NRG and GenOn Merger Receives Approval from FERC, NY PSC

—Combination will create nation’s largest competitive power generator—

PRINCETON, NJ and HOUSTON, TX; December 13, 2012—NRG Energy, Inc. (NYSE: NRG) and GenOn Energy, Inc. (NYSE: GEN) today jointly announced that the Federal Energy Regulatory Commission (FERC) and New York Public Service Commission (N.Y. PSC) have approved the previously announced merger of NRG and GenOn.

The combination of NRG and GenOn will create the nation’s largest competitive generator of electricity, with about 47,000 megawatts of generating capacity. The combined company’s diverse portfolio of both conventional and renewable generation facilities can power nearly 40 million American homes.

The FERC and N.Y. PSC approvals represent the final regulatory authorizations required to close the transaction. The N.Y. PSC approved the merger at an open meeting today. NRG and GenOn expect the written order memorializing the N.Y. PSC approval of the merger will be issued before the end of the week and the companies will close the transaction promptly after receiving the written order.

About NRG

NRG is at the forefront of changing how people think about and use energy. A Fortune 300 company, NRG is a pioneer in developing cleaner and smarter energy choices for our customers: whether as one of the largest solar power developers in the country, or by building the first privately funded electric vehicle charging infrastructure or by giving customers the latest smart energy solutions to better manage their energy use. Our diverse power generating facilities can support more than 20 million homes and our retail electricity providers — Reliant, Green Mountain Energy Company and Energy Plus — serve more than two million customers. More information is available at www.nrgenergy.com.

About GenOn

GenOn is one of the largest competitive generators of wholesale electricity in the United States. With power generation facilities located in key regions of the country and a generation portfolio of approximately 22,000 megawatts, GenOn is helping meet the nation’s electricity needs. GenOn’s portfolio of power generation facilities includes baseload, intermediate and peaking units using coal, natural gas and oil to generate electricity. GenOn has experienced leadership, dedicated team members, financial strength and a solid commitment to safety, the environment, operational excellence and the communities in which it operates. GenOn routinely posts all important information on its web site at www.genon.com.

Forward Looking Statements

In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction.

Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with the expected schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness.

Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither NRG nor GenOn undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information about the Proposed Transaction and Where You Can Find It

In connection with the proposed merger between NRG and GenOn, NRG filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of NRG and GenOn and that also constitutes a prospectus of NRG. The registration statement was declared effective by the SEC on October 5, 2012. NRG and GenOn first mailed the joint proxy statement/prospectus to their respective stockholders on or about October 10, 2012. NRG and GenOn may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NRG AND GENON ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn through the website maintained by the SEC at www.sec.gov. In addition, NRG makes available free of charge at www.nrgenergy.com (in the “Investors” section), copies of materials it files with, or furnish to, the SEC.

NRG

Media:	Investors:

David Knox	Chad Plotkin
713.537.2130	609.524.4526

Lori Neuman	Stefan Kimball
609.524.4525	609.524.4527

GenOn

Media:	Investors:

Laurie Fickman	Dennis Barber
832.357.7720	832.357.3042

Monica Schafer
832.357.7278